Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

May 5, 2010

Via Edgar

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:         Rocky Brands, Inc.
Form S-3, Amendment 2, filed April 30, 2010
File No. 333-165170

Dear Mr. Reynolds:

We have received your comments to the Form S-3, Amendment 2 (the “Filing”), filed by Rocky Brands, Inc. (the “Company”), set forth in your letter dated as of May 5, 2010 (the “Comment Letter”).  For your convenience, we have repeated the text of your comments, followed by our response.

We respectfully respond to the comments set out in the Comment Letter as follows:

Exhibits

1.
In the second from the last paragraph of the opinion you refer to “…the General Corporation Law of the State of Ohio” and to “the applicable laws of the State of Illinois….”  The legality opinion should clarify that counsel is opining upon Ohio law including the statutory provisions, all applicable provisions of the Ohio Constitution and reported judicial decisions interpreting those laws.

Response:  Concurrently with this letter we have filed a new legal opinion that clarifies that counsel is opining upon Ohio law including the statutory provisions, all applicable provisions of the Ohio Constitution and reported judicial decisions interpreting those laws.

2.	Please remove the assumption that the documents, agreements and instruments are legal, valid and binding obligations of the parties, as that is what counsel is opining regarding the rights.

Response:  The new legal opinion does not contain this assumption.

3.	Please remove the assumption that “for purposes of this letter and the opinion given in paragraph 2 below that the law of Illinois is substantially the same as the law of Ohio.”

Response:  The new legal opinion does not contain this assumption.

4.	Please file an updated consent of the independent registered accounting firm.

Response:  Concurrently with this letter we have filed an updated consent of the independent registered accounting firm.

*           *           *

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
May 5, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Erin F. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

ROCKY BRANDS, INC.

/s/ James E. McDonald

James E. McDonald
Executive Vice President and
Chief Financial Officer

cc:      Susann Reilly
           Pamela Howell